Exhibit 99.1

Abengoa 3.0, Completing the Transformation Process ABENGOA Completing Transformation 9th Annual Analyst and Investor Day New York City & London, April 7 & 9, 2015 Manuel Sanchez Vice Chairman & CEO

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2014 filed with the Securities and Exchange Commission on February 23, 2015. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

Speakers Bio (I) Jose Dominguez Abascal, CTO Gonzalo Gomez, EVP E&C Infrast. Management Manuel Sanchez, Vice Chairman & CEO Ignacio Garcia-Alvear, Co-CFO for IR & CM Industrial engineer from ICAI School of Engineering in Madrid Executive Officers Management Program at IPADE Business School in Mexico. Advisory Board of the McDonough Business School of the Georgetown University CEO of Telvent (2001-2010) Years at Abengoa: 26 3 Professor of Structural Mechanics at the Engineering School of the University of Seville Postdoctoral Fulbright Scholar at the MIT 1977 and 1978 Vice-chancellor University of Seville & Director of its Engineering School Years at Abengoa: 7 Degree in Economics and Business Studies Executive Management Program from IPADE Business School in Mexico. CFO of Abengoa Bioenergy, CFO of Abengoa Mexico and CFO of Telvent Years at Abengoa: 20 Industrial Engineer from the University of Seville MBA from the EOI Business School (Spain) Infrastructure Business Development & Management EVP since 2012 Areas of activity include North America, Europe, North Africa, Middle East, India and China Years at Abengoa: 19

ABENGOA

Speakers Bio (II)

Marcos Ramirez, Chairman Abengoa Mexico



- Chemical engineer from the National Polytechnic Institute (IPN) in Mexico City
- Master's degree in Economics from IPN
- Counselor of Abengoa Bioenergy (2011-2014)
- He has been COO of PEMEX (2005-2006) and CEO of PEMEX (1996-2005).
- Years at Abengoa: 9

Ivan Araneda, General Manager Abengoa Chile



- Engineering and Finance degree from Universidad de Chile
- MBA in Corporate Finance and Investments from Brigham Young University, Utah
- Formerly CFO of Abengoa Chile
- He has been General Manager at Electrica Guacolda SA (2002-2009)
- Years at Abengoa: 6

Carlos Cosin, Abengoa Water CEO



- Degree in agricultural engineering from the Universidad Politécnica de Madrid
- Member of the Steering Group of the European Innovation Partnership on Water & the board of the International Desalination Association
- General Manager of Befesa Water
- Years at Abengoa: 10

Michael Geyer, Intn`l Solar Bus. Dev. Director



- Degree as Physicist and a Ph.D. in Power Plant Engineering
- Professor for Energy-, Power Plant Technology and Process Technology at the Polytechnic University of Regensburg
- Executive Secretary of the IEA SolarPACES
- Years at Abengoa: 8

4

Speakers Bio (III) Santiago Seage, Abengoa Yield CEO Javier Garoz, CEO Abengoa Bioenergy Bachelor’s degree in Marketing and Business Administration from ESIC MBA from the IESE Business School in Spain. Strategy and Corporate Development Director of Abengoa and Chief Operating & Corporate Development Officer of Telvent Years at Abengoa: 14 Business administration and management degree from ICADE University in Madrid Abengoa Solar’s CEO and Head of Strategy and Corporate Development Partner with McKinsey & Company where he served clients in strategy, growth and corporate finance Years at Abengoa: 10 5

6 Agenda Completing a 4 Years Transformation Plan Business Outlook Main Takeways Valuation Analysis

7 Completing the Company Transformation

A fascinating growth story while executing a transition at full speed 2011 2012 2013 2014 2015 Creation of B Shares Sale of Telvent 2 assets sold Restructuring E&C and Technology 2 assets sold Share Split Sale of Befesa Sale of Bargoa Equity Recycling Restructuring in Concessions ABENGOA YIELD ROFO sales Abengoa Projects Warehouse 1 ROFO sales ……. 8

9 Moving from a holding company to fully integrated company From Abengoa 1.0 5 different businesses with limited synergies No across core competencies between units Higher cost of capital Financing equity investments with corporate debt Asset sales on an individual basis More than 20 Brands in the market to Abengoa 3.0 One fully integrated organization Leverage of core competencies Increased cash flow generation Higher return due to lower risk and clear exit Ability to hold equity investments in concessions One Company, one brand

10 New Product Development Technology support R&D and Technology E&C Basic & detailed engineering Vertical integration O&M Long-term concessional assets Biofuels Fully integrated value chain allowing to develop & maintain significant competitive advantages and premium returns: Best in Class Proprietary Technology Internationally Structured Business Development Flawless, Flexible and Efficient E&C Capabilities O&M Capabilities that Maximize the Cash Flow Generation Turnkey projects Concessional projects Business Develop. Integrating technology & business development in our value chain

11 Building on unbreakable principles The talent of our People The talent of our Organization Common Management Systems The Talent Not taking risks is the threshold of failure; But not managing them accordingly is too That is only possible with a Risk Management System robust and reliable And with the strong discipline in the company to follow it Excellent track record of our E&C execution Know–how in E&C, Water, Solar & Bioenergy New technological businesses, innovation & patents Project finance, Abengoa Yield & APW-1 Financing management Corporate Social Responsibility A strong brand The Risk Management The Credibility

12 2014 Improve biofuels performance from lowest ever Solana in operation Additional Equity recycling for ~560 M€ 2013/2014 Capex Reduction 517 M€ US equity offering Sale of Befesa Resilient E&C business: >7 B€ Backlog, providing great Revenue and WC visibility Repay 200 M€ of syndicated loan 207 M€ Strong liquidity position Reinforced financial discipline Mojave & Hugoton in operation Repay 200 M€ of syndicated loan in July Refinance 2014 maturities (FSF & Others) Equity recycling for ~765 M€ with an additional debt reduction of ~1,000 M€ Creation of ABY: +850 M€ of recycling Refinance remaining FSF tranche and secured funds to pay additional corp. debt maturities Reduction of ~700 M€ of gross corporate debt (incl.“NRDP”) in Q4’14 Positive Corp. FCF in 2014 +500 M€ of additional annualized EBITDAe from new concessions projects by 2015 (pre equity recycling/asset rotations) +353 M€ broguht in operation on schedule 176 M€ EBITDAe reduction in 2014 from rotations (334 M€ annualized impact) EBITDA partially retained in 2014 (111 M€ impact); deconsolidation of ABY in 2015 Equity recycling/asset rotation for ~165 M€ Additional ROFO 2 (120 M€) & ROFO 3 expected (~200M€) Over delivering on the commitments announced in 2013 2013

Clear objectives for 2015 will benefit Abengoa in all fronts Transaction Value Significant Benefits H1’15 H1’15 H2’15 Sale of 13% stake in ABY 270 M€ ROFO 2 agreement 120 M€ Exch. bond for 9% of ABY 250 M€ APW-1 EIG Agreement 460 M€(1) Sale of 2% of ABY ~50 M€ ROFO 3 agreement 200 M€ Sale Concessions in operation 510 M€ Alignment of financial structure of Abengoa to its business model Strengthen balance sheet: corp. debt reduction and enhanced liquidity Further deleverage Sustainable business growth with strong FCF generation Improved credit profile 13 (1) Funds will be released upon meeting certain short-term conditions

Agreement with EIG for investment in APW-1 Atacama I (PV & STE) Atacama II (PV & STE) A3T A4T Brazilian T&D lines APW-1 Initial Highlights Total equity committed initially of 2.0 B$ (1.1 B$ from EIG) 55%(1) will be held by EIG and 45% by Abengoa Abengoa will deconsolidate APW-1 projects Initial payment of ~500 M$(2) expected on April 7, 2015 APW1 signed existing ROFO agreement with ABY and a new ROFO agreement with Abengoa APW-1 expected to start investment in Q2 2015 Further Investment Expected Further discussions to jointly invest an additional 0.5 B$ in Norte III, Ashalim, SAWS, Nicefield and ATN3 Discussions to reinvest 100% of the initial equity in a second set of projects in the future; securing equity partners for projects over the next 7-8 years Total investment could translate into up to ~17 B$ of E&C works for Abengoa (1) Preferential return 14 (2) Funds will be released upon meeting certain short-term conditions

ABENGOA

To bring into operation ~18 B$ assets; representing ~17 B$ of E&C works

1 Expected APW1 Portfolio EV of 9.2 B$

2 Potential Further Investment of EV ~9 B$


EV at COD of Initial
+ Other assets
9.2 B$
6.7 B$
Non-
recourse
Debt
2.5 B$
Equity
Equity
Investment
EIG-1.1 B$
ABG– 0.9 B$
0.5 B$ of additional Equity in
current under review projects
2.0 B$ Equity for initial
Projects signed in
March 27, 2015


EV of future
assets at COD
~9 B$(1)
~6.5 B$
Non-
recourse
Debt
2.5 B$
Equity
Equity
Investment
EIG-1.4 B$
ABG– 1.1 B$
Reinvestment
of initial
equity upon
recycling

- Total investment will translate into ~17 B$ of E&C works for Abengoa
- 7-8 years estimated investment period, including the investment post equity recycling

15

(1) Estimated EV of future assets considering 55% stake of EIG in APW-1 and 70-75% non-recourse leverage at the project level

16 APW-1 changes Abengoa credit profile completely Reduce Abengoa's operating risk and equity contributions to projects 1 Total investment may translate into ~17 B$ of E&C works for Abengoa 3 Strengthening FCF generation from the E&C of concessional assets 6 Successful long-term partnership to secure equity for projects 2 Foundation for Sustainable Growth for Abengoa & Abengoa Yield 4 External investor validating the quality & valuation of APW-1 projects 5

~900 M$(1) of asset sales in 2015 through strategic equity recycling Assets Status Comments ROFO 2 142 M$ Shams (20%) Helioenergy 1&2 (30%) Honaine (26%) Skikda (37%) ATN2 Most of which collected in Q1 Significant Equity Recycling from Assets in ROFO 3 225 M$ Under negotiations Expected to happen at the end of H1 2015E Advanced Negotiations Operation in 2015E Other Conces- sions ~900 M$ EBV Solaben 1 & 6 Solnova 1, 3&4 Helios 1 & 2 11 MW of PV assets Other non-energy related concessions Started the process to sale equity stakes in these assets Sales expected in two transactions throughout H2 2015 Interest from ABY and other parties 17 (1) Includes ROFO 2 and 3 and 60% of equity sold at 1.0x BV of other concessions.

18 Business Outlook

19 Our world is facing very important challenges Population Energy Demand Quality of Life CO2 Emissions Aging Infrastructure Water Scarcity Solid Waste Fossil Fuels Scarcity World is facing major challenges that impact on People, Businesses & Governments

20 Representing attractive opportunities for growth New Energy Sources (H2 y Energy Crops) Need for Renewables Needs for Biofuels Need for Recycling of MSW Needs for Long Term Water desalination & reuse A world full of growth opportunities that we will benefit from by applying our innovative solutions

21 Benefits from Macro Trends to Address Energy & Water Constraints Shares of world primary energy Share ratio 2030 / 2010 Oil 0.8 Coal 0.9 Gas 1.1 Hydro 1.0 Nuclear 1.2 Renewables 3.3 Electric Power (GW) – 2.3% CAGR 2012-2040 Energy Mix is Changing Electric Power by 2x in 25 years 2014-2020E Investment 1,000 B$ of Investment in T&D lines Investments in Water Infrast. Top 10 desalination markets 2011-2018 0 100 200 300 400 500 600 North America Latin America Asia Pacific Europe Middle East Africa 2012 2020 2025 2030 2035 2040 Sea Water STE PV Geothermal Wind Bioenergy Hydro Nuclear Gas Oil Coal 50% 40% 30% 20% 10% 0% 1970 1990 2010 2030 Shares of World primary energy Share ratio 2030 / 2010 Oil 0.8 Coal 0.9 Gas 1.1 Hydro 1.0 Nuclear 1.2 Renewables 3.3 Renewables* * includes biofuels

22 The challenge of infrastructure: the financing equation Public Sector Private Sector More and Older People More Social Expenditure Less money for Infrastructure Lower Economic Development More and Older People More Savings Higher needs for long-term IRR’s Pursue of stable investments

23 Our response to the opportunity: Abengoa 3.0 New Infrastructures Renewal of aged infrastructures Limited Public Investment Budgets Excess of Institutional Liquidity Projects under Public Private Partnership Abengoa 3.0

24 SPV APW-1 Abengoa Yield LT Equity E&C margin Tech. Fees O&M margin Free Cash Flow and Assets Equity Invest. Equity < E&C Margin Capital Gains Dividends Bridge Debt Debt Recycling L/T N/R Debt Equity for ABY A business model poised to generate positive free-cash-flow ABENGOA E&C O&M R&D & Technology Business Develop. Equity Equity Recycling

ABENGOA

Illustrative example

- 1,000 M€ investment project
- 830 M€ EPC contract

- 15% E&C margin
- O&M: 5 M€/yr fee – 20% margin
- Leverage: 25%/75% Equity/Debt

- Asset sale at x1.3 BV
- Incremental dividends generated by ABY
- Assuming ABG maintains 40% stake in ABY
- Assuming a 7% cash yield



Free Cash Flow +40
Assets +130
ABENGOA
R&D & Technology
Business Develop.
E&C
O&M
Equity Invest. - 112
Capital Gains +146
Dividends +8/year
Equity ABY -130
APW-1
Abengoa Yield
E&C margin
Tech. Fees
O&M margin
+125 + 1/year
Equity Recycling +325
Debt Recycling +750
LT Equity +325
SPV
L/T N/R Debt +750
Bridge Debt -750
Equity -250

25

26 Solid free cash flow generation with a multiplying effect Equity Recycling Construction Phase Operational Phase Equity sales at a multiple above BV Capital gains from the sale of equity in projects Cash multiplying effect from reinvestment of equity principal Generation of E&C margins from reinvested equity Free cash flow and asset value generation Equity inv. < E&C margin Partners to reduce our investment Excess cash generation above ABG’s equity invested Sustainable growth without compromising liquidity and indebtedness O&M Fees Recurrent dividend stream Strategic stake in ABY Additional cash generation during operation Cash Generation Cash Generation Cash Generation

ABENGOA

Positive business performance and financial enhancement in 2015E

Strong Business Expectation for 2015…

- Record backlog providing good visibility into the year
- Growth expected in bookings and pipeline conversion
- Attractive EBITDA margins in E&C and Concessions
- Biofuels is the challenge

Revenues	↑	10-11%
EBITDA	↑	0-4%
Corporate EBITDA	↓	-5/-3%
Net Income	↑	125-155%

…Coupled with Strong Deleverage & FCF

- Corporate transactions to benefit cash generation and deleverage
- Asset light business model
- Preserve liquidity while managing maturities efficiently
- Financial expense reduction and dividends from ABY

Net Corp. Leverage	↓	1.2x
Net Corp + NRDP Lever.	↓	3.2x
Consol. Net Leverage	↓	3.9x
Corporate FCF	↑	1,400 M€

27

28 Valuation Analysis

ABENGOA

Valuation analysis

Sum of the Parts Method

	Multiple	'15e EBITDA
Corporate Business Metrics	~8.0x	~925 M€
Corporate EV		~7,400 M€
Corp. Net Debt 2015e (1.2x Corp EBITDA)		~(1,150) M€
Corp. Minorities (Dec 2014)		~(50) M€
Corporate Business Equity Value		**6,200 M€**
Concessions Equity BV[1]		~2,025 M€
40% Market Cap of ABY (excl. exch. bond shares)		~975 M€
Total Equity Value		**9,200 M€**
Current Market Cap		~3,000 M€
Upside Potential[2]		**~200%**

Figures as of Dec. 31, 2015E

[1]Concessions EBV as of Dec. 2014 but excluding ROFO 2 & 3, EIG initial payment and including estimated Abengoa equity CAPEX investment in concessions in 2015

[2]Analysis excludes EBITDA from NR biofuels business for simplification

29

ABENGOA

Valuation analysis

Subtractive Method

	Current Market Cap	~3,000 M€
+	Corporate Net Debt 2015E	~1,150 M€
−	Concessions Equity BV(1) (excl. ABY, ROFO 2&3)	~2,025 M€
−	40% Market Cap Abengoa Yield	~975 M€
+	J14 Corporate Minorities	~50 M€
=	Implied Corporate EV	~1,200 M€
	'15e EBITDA	~925 M€
	Corporate Business Implied Multiple	1.3x

Figures as of Dec. 31, 2015E

[1]Concessions EBV as of Dec. 2014 but excluding ROFO 2 & 3, EIG initial payment and including estimated Abengoa equity CAPEX investment in concessions in 2015

30

ABENGOA

Valuation analysis

Sum of the Parts Method

	Multiple	'15e EBITDA
Corporate Business Metrics	~8.0x	~925 M€
Corporate EV		~7,400 M€
Corp. Net Debt 2015e (1.2x Corp EBITDA)		~(1,150) M€
Corp. Minorities (Dec 2014)		~(50) M€
Corporate Business Equity Value		6,200 M€
Concessions Equity BV		~2,025 M€
40% Market Cap of ABY (excl. exch. bond shares)		~975 M€
Total Equity Value		**9,200 M€**
Current Market Cap		~3,000 M€
Upside Potential		**~200%**

Substractive Method

Current Market Cap	~3,000 M€
+ Corporate Net Debt 2015E	~1,150 M€
– Concessions Equity BV (excl. ABY, ROFO 2&3)	~2,025 M€
– 40% Market Cap Abengoa Yield	~975 M€
+ J14 Corporate Minorities	~50 M€
= Implied Corporate EV	~1,200 M€
'15e EBITDA	~925 M€
Corporate Business Implied Multiple	1.3x

Current market valuation represents an opportunity for investment upside

31

32 Main Takeaways

33 Successful execution on the Company transformation; better positioned now Sustainable free cash flow generation from reinforced business model Abengoa 3.0 is a reality, our response to huge market opportunities Continued focus on technology to create key differentiation Continued focus on technology to create key differentiation Abengoa credit and equity are still mispriced, upside potential Main takeaways

Thank you ABENGOA April 7 & 9, 2015